Exhibit 5.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form F-3, No. 333-217194) and related Prospectus of Ceragon Networks Ltd. and to the incorporation by reference therein of our report dated April 7, 2017, with respect to the consolidated financial statements of Ceragon Networks Ltd. and the effectiveness of internal control over financial reporting of Ceragon Networks Ltd. included in its Annual Report (Form 20-F) for the year ended December 31, 2016, filed with the Securities and Exchange Commission.

Tel-Aviv	Kost Forer Gabbay & Kasierer
September 29, 2017	A Member of Ernst & Young Global